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                                                                       EXHIBIT 1


                                                               212-326-3734
                                                           mwsonnie@jonesday.com

                             [Jones Day Letterhead]



                                 August 12, 2003


Michael J. Choate, Esq.
Shefsky & Foelich Ltd.
444 North Michigan Avenue
Suite 2500
Chicago, Illinois  60611

                  Re:      T. Benjamin Jennings Loan from
                           European Metal Recycling Ltd. ("EMR")

Dear Mr. Choate:

         EMR asked us to communicate with you, as counsel to Ben Jennings.

         As you know, EMR lent $10,000,000 to Mr. Jennings. The loan plus interest at 4% is due on August 31, 2003. EMR expects repayment on the maturity date.

         As part of settling the loan or independent of it, EMR is prepared to purchase 826,000 of the shares of the Metal Management that Mr. Jennings has reported he owns at $13.50 per share, for an aggregate amount of $11,151,000. The purchase would be subject to approval of the Metal Management Board and each party's acknowledgment that it is purchasing/selling the shares without reliance on information from the other.

         We look forward to hearing from you.

                                                          Very truly yours,

                                                          /s/Marilyn Sonnie
                                                          Marilyn Sonnie